Mail Stop 3561

April 19, 2010

Kenneth Bosket
Chief Executive Officer
Crown Equity Holdings Inc.
5440 West Sahara Suite 205
Las Vegas, Nevada 89146

      Re: Crown Equity Holdings, Inc.
             Forms 10-K and 10-K/A for the Fiscal Year Ended December 31, 2008
             Filed March 11, 2009 and December 23, 2009, respectively
             File No. 000-29935

Dear Mr. Bosket:

    We have completed our review of your Form 10-K and related documents and have no further comments at this time.

                Sincerely,

                H. Christopher Owings
                Assistant Director

cc: Claudia McDowell, Esq.
       Via facsimile to (818) 475-1819